UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

AMENDMENT TO AND ADOPTION OF NOTIFICATION OF

REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Massachusetts business trust (“Registrant”), hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the registration of Nuveen Multi-Market Income Fund, Inc. (originally known as RAC Income Fund, Inc.), a Virginia corporation (“Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 in connection with the closing of a reorganization transaction between Predecessor Registrant and Registrant whereby Predecessor Registrant will change its domicile from that of a Virginia corporation to that of a Massachusetts business trust (the “Change of Domicile Transaction”), and in connection with such amended notification of registration Registrant submits the following information:

Name: Nuveen Multi-Market Income Fund

Address of Principal Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy

Vice President and Secretary

Nuveen Multi-Market Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies of notices and communications to:

Deborah Bielicke Eades Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☐	NO ☒

Item 1.	Exact name of registrant.

Nuveen Multi-Market Income Fund.

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on May 27, 2014.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust.

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Sub-Adviser

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Name and Address	Position(s) with Registrant
William Adams IV 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Robert P. Bremner 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Jack B. Evans 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William C. Hunter 333 West Wacker Drive Chicago, Illinois 60606	Trustee

David J. Kundert 333 West Wacker Drive Chicago, Illinois 60606	Trustee

John K. Nelson 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William J. Schneider 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Thomas S. Schreier, Jr. 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Judith M. Stockdale 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Carole E. Stone 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Virginia L. Stringer 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Terence J. Toth 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Name and Address	Position(s) with Registrant
Gifford R. Zimmerman 333 West Wacker Drive Chicago, Illinois 60606	Chief Administrative Officer

Kevin J. McCarthy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Secretary

Stephen D. Foy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Controller

Walter M. Kelly 333 West Wacker Drive Chicago, Illinois 60606	Chief Compliance Officer and Vice President

Scott S. Grace 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Treasurer

Kathleen L. Prudhomme 901 Marquette Avenue Minneapolis, Minnesota 55402	Vice President and Assistant Secretary

Joel T. Slager 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Cedric H. Antosiewicz 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Margo L. Cook 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Lorna C. Ferguson 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Tina M. Lazar 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable.

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable.

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable.

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No. Registrant is not currently issuing and offering its securities directly to the public, except to the extent the closing of the Change of Domicile Transaction may be construed to be a public offering.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No. Registrant does not presently propose to make a public offering of its securities, except to the extent the closing of the Change of Domicile Transaction may be construed to be a public offering.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No. Prior to the closing of the Change of Domicile Transaction Registrant will not have any securities issued and outstanding.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $0. Registrant was formed for the purpose of effecting the Change of Domicile Transaction and does not intend to commence operations prior to the consummation of the Change of Domicile Transaction.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the state of Illinois on the 19th day of November, 2014.

NUVEEN MULTI-MARKET INCOME FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

Attest:

/s/ Virginia L. O’Neal
Virginia L. O’Neal
Assistant Secretary